
Mail Stop 4561

May 31, 2018

Jiayuan Lin
Chief Executive Officer
Cango Inc.
10A, Building 3, Youyou Century Plaza
428 South Yanggao Road
Pudong New Area, Shanghai 200127
People's Republic of China

> **Re: Cango Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form F-1**
> **Submitted May 22, 2018**
> **CIK No. 0001725123**

Dear Mr. Lin:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 18, 2018 letter.

Report of Independent Registered Public Accounting Firm, page F-2

1. Please have your independent registered public accounting firm revise its report to add the related notes as part of the collectively referenced financial statements within the Opinion Section of the report. We refer you to PCAOB Release No. 2017-001.

Notes to the Consolidated Financial Statements

Note 26. Subsequent Events, page F-54

2.   Please update your subsequent events disclosure through the date of issuance of your financial statements. Refer to ASC 855-10-50.

        You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739, or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226, if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3483, with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor
Office of Information Technologies and Services

cc: Chris K.H. Lin, Esq.
        Simpson Thacher & Bartlett LLP